UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Share Consolidation

On March 24, 2026, Li Bang International Corporation Inc. (the “Company”) issued a press release announcing the 1-for-100 share consolidation of the class A ordinary shares (the “Class A Ordinary Shares”) and class B ordinary shares of the Company (the “Class B Ordinary Shares,” together with the Class A Ordinary Shares, the “Ordinary Shares”) of par value US$0.0001 each (the “Share Consolidation”).

Beginning with the opening of trading on March 27, 2026, the Class A Ordinary Shares have begun trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “LBGJ” but under a new CUSIP number of G5480M110. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation on March 27, 2026, every 100 issued and outstanding Ordinary Shares of par value of US$0.0001 each are automatically consolidated into 1 issued and outstanding Ordinary Share of par value of US$0.01 each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholders’ percentage in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares.

The Share Consolidation was approved pursuant to special resolutions of the Company passed on the Company’s annual general meeting of the shareholders held on December 30, 2025, and effected by the board of directors of the Company through unanimous written resolutions dated March 5, 2026.

A copy of the press release dated March 24, 2026 is included as Exhibit 99.1 to this report. The complete text of the Amended and Restated Memorandum and Articles of Association that reflects the Share Consolidation is filed herewith as Exhibit 3.1.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of Li Bang International Corporation Inc. on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release: Li Bang International Announces 1-for-100 Reverse Share Split

2

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: March 31, 2026	By:	/s/ Feng Huang
Feng Huang
Chief Executive Officer

3